UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements filed with the Securities and Exchange Commission by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-159101-01 and 333-161748-01 and Registration Nos. 333-159101 and 333-161748, respectively) as such Registration Statements may be amended or supplemented from time to time.

On December 31, 2009, John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) completed mergers with each of John Hancock Life Insurance Company (“JHLICO”) (the “JHLICO Merger”) and John Hancock Variable Life Insurance Company (“JHVLICO”) (together with the JHLICO Merger, the “Mergers”).  JHUSA, which is the surviving entity in each of the Mergers, is an indirect, wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), a publicly-traded company whose common shares are listed for trading principally on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”) and who files annual and other reports with the Securities and Exchange Commission (the “SEC”).  Prior to the Mergers, each of JHLICO and JHVLICO were indirect, wholly-owned subsidiaries of MFC.  JHUSA is a subsidiary of MFC for financial reporting purposes and, as a consequence, JHUSA is included in the consolidated financial statements of MFC in reports filed by MFC.  MFC’s financial statements also include a footnote containing condensed consolidating financial information with separate columns for MFC, JHUSA and other subsidiaries of MFC, together with consolidating adjustments.  Prior to the Mergers, JHLICO and JHVLICO were both included in MFC’s consolidated financial statements and in separate columns in MFC’s footnote containing condensed consolidated financial information regarding subsidiaries.  After the Mergers, such financial information will be included in disclosures regarding JHUSA.  There will therefore be no separate financial statements of JHUSA filed with the SEC or included in, or incorporated by reference in, any of the registration statements of JHUSA filed with the SEC.

In connection with the JHLICO Merger, effective December 31, 2009, JHUSA entered into a supplemental indenture with The Bank of New York Mellon Trust Company, N.A., as Trustee (“BNY Mellon”).  By entering into the supplemental indenture, JHUSA expressly assumes all rights and obligations of JHLICO under an indenture dated as of June 15, 2002, between JHLICO and BNY Mellon as successor to JPMorgan Chase Bank, N.A., as Trustee, as amended, pursuant to which all currently outstanding JHLICO SignatureNotes were issued.

Upon consummation of the JHLICO Merger, pursuant to Rules 12g-3 and 15d-5 of the Securities Exchange Act of 1934 (the “Exchange Act”), JHUSA became the successor issuer to both JHLICO and JHVLICO and assumed both companies’ obligation under the Exchange Act to file periodic and other reports with the SEC. Such reporting obligations were, and remain, suspended pursuant to Rule 12h-5 of the Exchange Act as a result of MFC’s guarantee of the securities issued by JHLICO and JHVLICO and assumed by JHUSA.  In the absence of such guarantees, JHUSA’s filing obligation would resume as a result of JHUSA’s registration under Section 12(b) of the Exchange Act of a tranche of SignatureNotes listed on the NYSE.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following document, filed as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit
99.1	Supplemental Indenture between John Hancock Life Insurance Company (U.S.A.) and The Bank of New York Mellon Trust Company, N.A., as Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ David Kerr
Name: David Kerr
Title: AVP, Senior Counsel & Assistant Corporate Secretary

Date: January 4, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Supplemental Indenture between John Hancock Life Insurance Company (U.S.A.) and The Bank of New York Mellon Trust Company, N.A., as Trustee.